                                EXHIBIT 11.01

                         CONSOLIDATED PRODUCTS, INC.

                      COMPUTATION OF EARNINGS PER SHARE



NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Primary earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options and stock warrants. Primary weighted average shares and equivalents increased due to an increase in the number of shares outstanding arising from the conversion of the Company's 10% subordinated convertible debentures into the Company's common stock effective
April 3, 1995.   Fully diluted earnings per common and common equivalent
share assumes, in addition to the above, that the Debentures were converted at the date of issuance, and that net earnings are increased by the actual amount of interest expense, net of income taxes, related to the Debentures. The following table presents information necessary to calculate earnings per common and common equivalent share:

                                                    1995        1994        1993
                                                    ----        ----        ----
Primary:
      Weighted average shares outstanding     10,264,804   7,793,298   7,296,905
      Share equivalents                          326,558     332,016     358,797
                                              ----------  ----------  ----------
      Weighted average shares and
       equivalents                            10,591,362   8,125,314   7,655,702
                                              ----------  ----------  ----------
Fully Diluted:
      Weighted average shares outstanding     10,264,804   7,793,298   7,296,905
      Share equivalents                          402,631     358,123     362,852
      Conversion of Debentures                 2,005,378   4,272,354   4,363,258
                                              ----------  ----------  ----------
      Weighted average shares and
       equivalents                            12,672,813  12,423,775  12,023,015
                                              ----------  ----------  ----------
Net earnings:
      Net earnings for primary earnings
       per share computation                 $10,026,144 $ 7,173,923 $ 5,190,734
      Add-interest expense, net of income
       taxes, applicable to Debentures           333,003     722,368     736,769
                                              ----------  ----------  ----------
      Net earnings as adjusted for fully
       diluted earnings per share
       computation                           $10,359,147 $ 7,896,291 $ 5,927,503
                                              ----------  ----------  ----------
                                              ----------  ----------  ----------



                                       37